THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

August 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Perry Hindin

Re:	Gateway International Holdings, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed July 16, 2008
File No. 0-53265

Dear Mr. Hindin:

We herein provide the following responses to your comment letter dated August 11, 2008, regarding the above-listed form for Gateway International Holdings, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing a first amended Registration Statement on Form 10/A to address the comments (the “Amended Filing”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations for the Nine Months Ended March 31, 2008 and 2007, page 21

1.
Please refer to prior comment 9. We note that the revised disclosure does not differ materially from your previous disclosure. Please revise your disclosure to include an analysis of the reasons and factors contributing to the increase in revenues in accordance with SAB Topic 13.B and FRC 501.04. Quantify those reasons and factors to the extent practicable. While we understand you have confidentiality agreements in place, we would expect you to provide adequate information to investors to help them understand the underlying changes in your revenues.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Perry Hindin
August 22, 2008

The Company revised the disclosure on page 21 of the Amendment No. 2 Filing to include the primary factors contributing to the increase in revenues. The Company was unable to quantify the increase in the average selling price per unit charged to customers resulting from increases in commodity cost.

Financial Statements, page F-1

Note 1. Organization and Business, page F-6

2.
Please refer to prior comment 16. We note that you revised your disclosure to include a brief discussion of Nelson Engineering and Bechler Cams. These discussions do not appear to include how you accounted for the acquisitions. For example, you do not disclose the purchase price or significant tangible and intangible assets purchased. In addition, you do not sufficiently disclose how you accounted for the disposition of these two companies. Please revise your disclosure to discuss how you determined the value of the shares that were returned to you, the date those shares were returned to you, and the impact the disposition had on your income statement and balance sheet at the date of disposition, if material.

The Company revised the disclosure on page F-11 of the Amendment No. 2 Filing.

3.
In this regard, we note in your response that the “assets of all acquisitions made by Gateway were recorded at their fair value at the date of acquisition in conformity with SFAS 141.” We also note that All American CNC Sales and Gledhill/Lyons were with related parties and appear to be transactions between entities under common control, as defined in EITF 02-5 and paragraph D11 of SFAS 141. Please clarify. If these entities were under common control, confirm the net assets were brought over at their historical basis. Refer to SFAS 141, paragraph D12 for guidance.

The acquisitions of All American CNC Sales, Inc. and Gledhill/Lyons were not entities under common control as defined in EITF 05-2 “Definition of "Common Control" in Relation to FASB Statement No. 141”. The shareholders of 100% of the ownership interest of All American were held by Timothy and Kathie Consalvi, with no other parties holding interests, including any immediate family members which serve as officers or directors of Gateway. Timothy and Kathie Consalvi did not directly or indirectly hold an ownership interest in Gateway prior to the date of acquisition.

The ownership interest of Gledhill/Lyons included 50% held by William Gledhill, the son of Joseph T.W. Gledhill and 50% held by David Lyons. Mr. Lyons was not an immediate family member to any officers or Directors of Gateway. Joseph Gledhill, an officer of Eran Engineering and a director, did not hold a direct or indirect ownership interest in Gledhill/Lyons. William Gledhill held an aggregate of 10,000 shares of Gateway which does not represent a controlling interest.

Acquisition of All American CNC Sales, Inc., page F-6

4.
Please refer to prior comment 17. We note from your response that the earn-out shares were issued with regards to All American and Spacecraft Machines even though the earn-out criteria had not been achieved in that time. Your disclosure currently states that additional shares were issued in each case pursuant to the earn-out provisions, “which were considered an additional component to the original purchase price.” Please revise to clarify that the earn-out criteria was not met for both these acquisitions, but additional shares were subsequently issued as additional purchase price, if true.

Perry Hindin
August 22, 2008

The Company revised the disclosure on page F-8 – F-9 of the Amendment No. 2 Filing.

5.
In this regard, we note that in both earn-out agreements, selling shareholders were entitled to additional shares based on achievement of gross profit targets in subsequent years. Tell us your consideration of accounting for these additional shares as compensation for post-combination services rather than additional purchase price. Refer to the guidance in EITF 95-8.

Pursuant to the Share Exchange Agreement, in connection with the acquisition of All American CNC Sales, Inc., the selling shareholders were entitled to receive up to 500,000 (50% of the purchase price) based on the achievement of gross profit targets for two years following the acquisition. During the year ended September 30, 2005, the Company accounted for this contingent consideration in accordance with EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. Based on its analysis, the Company concluded the contingent consideration should be accounted for as an additional purchase price based on the following

•
Shortly after the first measurement period in which Tim Consalvi achieved the earn-out provision, the board of directors issued the 250,000 earn-out shares and also issued the second tranche of the earn-out provision of an additional 250,000 shares of common stock although the gross profit target had not been achieved. There were no restrictions or “clawback” provisions for the additional shares issued.

•	Continued employment was not required for Mr. Consalvi to receive the contingent consideration.
•	Based on the historical profitability of All American, prior to the date of acquisition, the probability of achieving these targets was high.

Pursuant to Share Exchange Agreement, in connection with the acquisition of Spacecraft Machine Products, prior to the end of the first measurement period, the board of directors issued additional shares of common stock subject to the earn-out provision to Mr. Levitt, although the earn-out criteria had not been measured or achieved at that time. There were no restrictions or “clawback” provisions for the additional shares issued.

Divestitures of Previously Acquired Companies, page F-7

6.	Please refer to prior comment 19. Please respond to the following:
•	Please describe your accounting for your interests in Nu-Tech and Accurate beginning with the acquisition date and for each period through the actual date of disposal for these interests.

The Company revised the disclosure on page F-10 of the Amendment No. 2 Filing.

Perry Hindin
August 22, 2008

•
Your disclosure on pages F-7 and F-8 state that the net assets transferred with regards to Accurate and Nu-Tech were $9.8 million and $2.3 million, respectively. Please reconcile this disclosure with the combined net assets of $10.6 million calculated from your table on page F-23 and the net assets of discontinued operations calculated from your balance sheet of $12.7 million.

The Company revised the disclosure on page F-10 of the Amendment No. 2 Filing.

•
Your response indicates that you have included the original purchase price allocation and related disclosures for each Nu-Tech and Accurate, please advise us as to where such disclosures are included in your filing.

The Company revised the disclosure on page F-10 of the Amendment No. 2 Filing.

7.
Please refer to prior comment 22. It appears that revenues from Accurate and Nu-tech are material and represent a significant portion of revenues you earned during the year ended June 30, 2007. Accordingly, please revise your management’s discussion and analysis to discuss discontinued operations, separately from continuing operations. Refer to the guidance in Item 303 of Regulation S-K.

The Company revised the disclosure on page 18 of the Amendment No. 2 Filing.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

Goodwill and Other Intangible Assets, page F-10

8.
Please refer to our prior comment 24. Please explain why you believe the impairment charge should be recorded as part of discontinued operations as of June 30, 2006 when your board of directors did not approve the plan to divest Accurate until March 2007. It appears this impairment charge was part of continuing operations as of June 30, 2006. Revise or advise.

The charge of $1,100,000 for the impairment of goodwill for Accurate Technologies was recorded during the audit of the Company’s financial statements for the fiscal period ended June 30, 2006. This impairment charge occurred, and issuance of the Company’s audited financial statements for this period occurred, prior to the Company’s decision to dispose of Accurate. For the presentation of the Company’s financial statements for the year ended June 30, 2007, and the period ended June 30, 2006, the statement of operations were presented as “Discontinued Operations” in accordance with paragraph 42 of SFAS 144 which states:

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a)  the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b)  the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Additionally, paragraph 49 requires:

Perry Hindin
August 22, 2008

“Restatement of previously issued annual financial statements is not permitted. 26 However, previously issued statements of financial position presented for comparative purposes shall be reclassified to reflect application of the provisions of paragraph 46 of this Statement for reporting disposal groups classified as held for sale.”

Revenue Recognition, page F-12

9.	Please refer to our prior comment 26. Please respond to the following with regards to your analysis under EITF 99-19.
•
We note from your response that you consider the company to be the primary obligor. Paragraph 7 of EITF 99-19 states, “Terms of the sales contact generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service.” Cite the contractual provision that supports that you are the primary obligor in the arrangement. Also, explain if you are responsible for fulfillment including acceptability of the product ordered. Note paragraph 7 also states, “Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.”

All American has numerous distribution agreements with original equipment manufacturers (“OEM”) to buy and hold in inventory and sell the respective inventory to its customers. All American is the primary obligor and is responsible to its customer for determining the selling price, procuring the machine (if not already in inventory), arranging transportation and performing installation services (if requested). There are no return rights, stock rotation or price protection granted to All American under these agreements.

The Company has numerous distribution agreements. The following is an excerpt from one distribution agreement.

“Distributor’s Obligations. Distributor shall, at its own cost:
Maintain a balanced inventory of the Product, parts and accessories that may be prescribed from time to time.

Terms of Sale
(a)
The product process charged by the Company (OEM) to Distributor (All American) shall be the retail price established by the Company in effect on the date of the acceptance of the Product order, subject to the discount described in the Distributor addendum.

(b)
All sales by Company to Distributor shall be on such credit terms as Company, in its sole discretion, any establish from time to time. Initially such credit terms established the Company will be net thirty (30) from the date of invoice. Company shall not be obliged to extend credit to Distributor or assist Distributor in securing credit. Regardless of the method of payment, Company shall retain a security interest in the Products delivered to Distributor until Company receives full payment of all monies owed to Company.

(c)
Distributor shall be responsible for all federal, state and local sales, use, personal property, inventory and other taxes that may be assess against Distributor on any Products in Distributor’s possession at the time such tax is assess or determined. Distributor shall also be responsible for any local, state and federal excise taxes on shipments of the Products to Distributor to the extent that such excise taxes are not included in Company’s prices.

Perry Hindin
August 22, 2008

Since All American distributes numerous manufacturers equipment, it assists its customers with providing the product if determines is most appropriate to meets their needs based on factors including the inventory on hand, the ability to procure machines to meet the customer timelines, gross profit, etc. Upon the transfer of title of a machine to its customer, All American retains a secured interest (UCC lien) until the machine is paid in full. The Terms and Conditions of Purchase in the Order Contract which is required to be signed by the customer is included in Appendix 1, attached hereto.

•
In addition, we note your response states that you perform installation services as evidence that you are the primary obligor but your revenue recognition policy states that you “may perform installation services including leveling the machine, which is inconsequential.” Please reconcile.

Our inclusion of the statement of performing installation services was to provide the Staff with further evidence of our roles and responsibilities in the sales process. Our disclosure in the revenue recognition policy is based on our analysis of whether there are significant undelivered elements to our customers which results in the deferral of revenue in instances where the earnings process is incomplete based on our analysis of Staff Accounting Bulletin No. 104 “Revenue Recognition”.

•
Title to the product is transferred to the company upon shipment from the supplier until delivery to the customer. Your response indicates that you assume the risk of loss of the product upon shipment from the supplier’s facility until receipt of the product by the customer. Please explain if such risk of loss is mitigated by either general insurance or insurance provided by third party common freight carriers. Explain in greater detail why you believe you have physical inventory risk.

For a machine purchased from an OEM, All American has an insurance policy which includes coverage in the event of fire, theft or other similar events. The Company’s third party freight carrier provides insurance while the shipment is in their possession (based on FOB shipping point terms) and is includes in the shipping costs billed to All American. All American has general inventory risk as they are responsible for procuring the insurance.

•
Please tell us more about your return rights and/or any rights to price adjustments or other similar arrangements with suppliers. Paragraph 8 of EITF 99-19, indicates that a company’s risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to a supplier or receives inventory price protection from the supplier. Tell us how you have considered this factor in your evaluation. Please be specific.

There are no return rights, stock rotation or price protection granted to All American pursuant to the contractual terms under OEM agreements.

•	Tell us how you considered the fact that the manufacturer is responsible for any replacement parts in your analysis.

Perry Hindin
August 22, 2008

Each OEM provides manufacturer warranties to the end consumer for varying periods of time pursuant their individual policies. Each OEM’s warranty varies may include free replacement of parts or parts and labor for new machines (All American does not sell used machines). All American does not warrant these machines.

We may have additional comments after reviewing your response.

10.
Please refer to our prior comment 27. We note that generally you change the machines through your refurbishment services. Please provide us with examples of what your refurbishment services include and explain if these changes are material to the product.

Elite purchases used CNC machines from companies desiring to dispose of equipment due to non-functioning (broken), technological change, upgrading to newer equipment, equipment with higher productivity, etc. The purchase price of the equipment is dependent upon several factors such as the working condition, age and Elite’s determination projected marketability/selling price of the underlying machine.

Upon the purchase of the equipment, Elite will perform some or all of certain services that permit the resale of the equipment for a profit. These services range from routine maintenance to a major overhaul of the equipment. The cost to refurbish the machines can range from a very small percentage of Elite’s acquisition cost of the machine to a significant amount. For the nine months ended March 31, 2008, the cost of refurbishment services was approximately 10% of Elite’s sales. The following are services performed by Elite:

•	Repair the equipment to good working order. This includes replacing broken parts ranging from a motor, to a computer control unit, to a switch.
•	Servicing/Refurbishment – Provide a “tune up” on the machine which includes replacement of wore parts, general servicing, and maintenance.

Note 15. Income Tax, page F-20

11.	Please refer to our prior comment 34. As previously requested, please revise to include the required disclosures as of March 31, 2008 or tell us why you do not believe such disclosures are required.

The Company revised the disclosure on page F-23 of the Amendment No. 2 Filing.

12.
Please provide us with your complete analysis, including all available positive and negative evidence that you considered in determining that no valuation allowance was necessary and recovery of your deferred tax assets is more likely than not.

Based on your response, it remains unclear to us why, given your history of losses, you believe no valuation allowance is needed. We refer you to paragraphs 20-25 of SFAS 109.

Perry Hindin
August 22, 2008

In connection with the Company’s analysis of its anticipated utilization of the deferred tax assets, an analysis of the operating results for the year ended June 30, 2007 and the nine month period ended June 30, 2006 was performed. The Company also analyzed its financial projections for 2008 and 2009. Based on its analysis, it was concluded that sufficient future taxable income would be generated to utilize the net operating losses which gave rise to the deferred tax assets. The facts and circumstances below set forth the Company’s position.

During the year ended June 30, 2007, the Company generated income from continuing operations before income taxes, the gain on sale of assets and discontinued operations of $1,170,452. Included in this amount were significant costs incurred for professional fees (legal and accounting) and severance costs of approximately $556,000 which management believes are aberrations and not part of its core operating performance.

During the nine month period ended June 30, 2006, the Company generated an operating loss from continuing operations of $592,495. From a segment performance standpoint, the Machine Sales and Precision Manufacturing groups generated profits before income taxes of $389,400 and $123,676. Management’s also indentified the factors contributing to the increase in the operating performance in the Precision Manufacturing group from 2006 to 2007, noting the increase its is raw material costs in 2006 were not passed onto its customers, unlike the 2007 period which resulted in a significant increase in gross margins. Management determined the operating loss from continuing operations for the 2006 period resulted from significant costs incurred for professional fees (legal and accounting) which management believes are aberrations and not part of its core operating performance.

During the year ended June 30, 2007, the Company utilized $1,848,455 of its net operating losses which left $564,666 of federal NOLs available to offset future taxable income. Based on this utilization and financial performance, management fully expected to utilize these NOLs during year ended June 30, 2008.

The Company’s financial projections for the year ended June 30, 2008 included the generation of profit before income taxes which were in excess of the 2007 amount of $1,170,452. The primary drivers for the increases for 2008 including higher sales within the Precision Manufacturing segment. The Machine Tools segment also projected higher sales. Based on these results, management concluded its ability to utilize the remaining NOLs of $564,666 were more likely that not. Additionally, if profit before income taxes felt short of the projections by approximately 50%, they would still be able to utilize almost all of the NOLs in 2008.

Additionally, as of March 31, 2008, the Company analyzed its current and future operating results and expects the NOLs to be utilized prior to March 31, 2009.

Note 17. Segments and Geographic Information, page F-21

13.
Please refer to our prior comment 36. We see that you have presented only loss before taxes related to your discontinued operations in your segment disclosures. Since you have left all other amounts blank in the discontinued operations column it may appear to an investor that these amounts are, in fact, zero. For example, since you included only a dash for revenues from discontinued operations it appears there were no significant revenues related to your discontinued operations. Please revise the discontinued operations columns to include the related revenues, interest income/expense, and depreciation or clearly provide this information in a footnote for investors.

Perry Hindin
August 22, 2008

The Company revised the disclosure on page F-24 – F-25 of the Amendment No. 2 Filing.

Note 18. Discontinued Operations, page F-23

14.
Please refer to prior comment 35. We note in your disclosure that “during the nine month period ended June 30, 2006, the company recognized a pre-tax loss of $33,639. During the year ended June 30, 2007, the company recognized a pre-tax loss on divestiture of $661,669 and income from discontinued operations of $73,170.” Please reconcile these amounts to your table in Note 18, your segment disclosures in Note 17 and your consolidated statement of operations on page F-3.

The Company revised the disclosure on page F-26 of the Amendment No. 2 Filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

APPENDIX I

TERMS AND CONDITIONS OF PURCHASE

1. CONTRACT TERMS
(a) These terms and Conditions and all specifications and conditions attached thereto or incorporated directly or by reference shall constitute collectively the entire, contract between ELITE, ALL AMERICAN, CNC REPOS and the Customer. No waiver, alteration, or modification of any of the provisions hereof shall be binding unless specifically and expressly agreed to in writing by an officer of Customer and ELITE, ALL AMERICAN, CNC REPOS. No oral or implied statements can vary the terms of this agreement.

2. DELIVERY
(a) The customer understands that the shipment scheduled provided in this contract is approximate only. ELITE, ALL AMERICAN, CNC REPOS will use all reasonable efforts to meet the stipulated shipment schedule and shipment within a reasonable time thereof shall constitute compliance with this contract. Receipt of the goods by Customer upon delivery shall constitute a waiver of all claims for delay.
(b) ELITE, ALL AMERICAN, CNC REPOS will be excused for delay in delivery and/or may suspend performance of this Contract without liability to Customer in the event of causes beyond ELITE, ALL AMERICAN, CNC REPOS control which adversely affects ELITE, ALL AMERICAN, CNC REPOS’S ability to manufacture and ship the goods.
(c) Methods and routes of shipment, unless specified by Customer, shall be accepted as chosen by ELITE, ALL AMERICAN, CNC REPOS. Delivery to transportation companies FOB ELITE, ALL AMERICAN, CNC REPOS’S factory shall constitute delivery to Customer. Payment to ELITE, ALL AMERICAN, CNC REPOS will be in US Cash, net 30 days after delivery of goods.
(d) Customer hereby grants to ELITE, ALL AMERICAN, CNC REPOS a security interest in the goods under the provisions of the Uniform Commercial Code to secure Customer’s obligations hereunder and Customer agrees to execute a financing statement to protect ELITE, ALL AMERICAN, CNC REPOS’S interest in the goods.

3. TERMINATION: GENERAL
Except as otherwise expressly provided in this Contract, this Contract is not subject to termination in whole or in part.

4. TITLE; RISK OF LOSS OR DAMAGE
Title to all goods shall remain in ELITE, ALL AMERICAN, CNC REPOS until ELITE, ALL AMERICAN, CNC REPOS has been paid in full (including all taxes), but risk of loss and damage by fire, theft or embezzlement after delivery, is assured by Customer who will indemnify ELITE, ALL AMERICAN, CNC REPOS against loss or damage. ELITE, ALL AMERICAN, CNC REPOS’S responsibility for loss or damage to the goods ceases upon the delivery of the goods in good order to transportation companies FOB ELITE, ALL AMERICAN, CNC REPOS’S factory, and all goods are shipped at the sole risk of Customer.

5. WARRANTY; LIMITATION OF REMEDIES
(a) ELITE, ALL AMERICAN, CNC REPOS warrants for a period of one year on all new machines, unless otherwise stipulated, from the date of shipment that rise goods, when shipped, will be free of defects in workmanship and material, based upon normal use, and will be of the kind and quality designated or specified in the contract. There is no warranty on tooling. If any such defects exist, or later appear, ELITE, ALL AMERICAN, CNC REPOS shall undertake at ELITE, ALL AMERICAN, CNC REPOS’S sole expense, prompt remedial action as stated herein to correct the same provided, however, that ELITE, ALL AMERICAN, CNC REPOS shall nave no obligation or liability under this warranty unless ELITE, ALL AMERICAN, CNC REPOS has received written notice specifying such defect no later than thirty (30) days after such defect is first discovered, but no later than one year from the date the goods are shipped to Customer. Customer will provide ELITE, ALL AMERICAN, CNC REPOS with an opportunity to inspect and test the goods claimed to be defective. Remedial action under this warranty shall require only that ELITE, ALL AMERICAN, CNC REPOS at ELITE, ALL AMERICAN, CNC REPOS’S option, repair or modify the goods, or replace the same FOB ELITE, ALL AMERICAN, CNC REPOS’S factory.
(b) The foregoing provisions of this paragraph set forth and constitute ELITE, ALL AMERICAN, CNC REPOS sole obligation and liability and Customer’s exclusive remedy under this warranty. In the event the product is subject to accident, misuse, neglect, alteration, improper repair, servicing or maintenance, or is installed or used contrary to local, state or federal laws, codes or regulations, or used contrary to all ELITE, ALL AMERICAN, CNC REPOS’S warnings, instructions or recommendation, or contrary to the purpose or manner for which it was designed, or where the alleged breach of warranty is due to incomplete information supplied the Customer or his representative to ELITE, ALL AMERICAN, CNC REPOS, ELITE, ALL AMERICAN, CNC REPOS’S liability shall immediately cease. THIS WARRANTY IN LIEU OF ALL OTHER WARRANTIES, EXCEPT TITLE, WHETHER STATUTORY, EXPRESS IMPLIED (INCLUDING WARRANTIES OR MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE) AND ALL WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE). Customer represents that it alone has determined that the goods purchased are suitable for and will meet the requirements of their intended use.

6. LIMITATION OF LIABILITY; INDEMNIFICATION
(a) ELITE, ALL AMERICAN, CNC REPOS’S liability on any claim of any kind, whether based in contract, warranty or tort (including negligence, failure to warn, or strict liability) or otherwise, for any expense, injury, loss or damage arising out of, or connected with, or resulting from this contract, or from the performance or breach thereof, from the design, manufacture, sale, delivery, resale, installation, inspection, repair, reconditioning, operation or use of any goods covered by or furnished under this contract shall in no case exceed the contract price of the goods on which such liability is based. In no event shall ELITE, ALL AMERICAN, CNC REPOS be liable for any special, indirect, or consequential damages.
(b) In the event the goods are subjected: to abuse, misuse, alteration, improper repair, servicing or maintenance, or is installed or used contrary to local, state or federal laws, codes or regulation; or is used contrary to ELITE, ALL AMERICAN, CNC REPOS warnings, manuals or recommendations; or Customer fails to provide, implement or enforce product notices as specified in paragraph 7, Customer expressly agrees to defend, indemnify, and hold ELITE, ALL AMERICAN, CNC REPOS harmless from and against all claims, whether based in contract, warranty, or tort (including negligence, failure to warn, or strict liability), losses, expenses, damages, and liabilities which may arise out of the use or alleged use of the goods to the extent caused by Customer’s negligence.

7. PRODUCT NOTICES
Customer agrees to provide the user (including its employees) of the goods or a transferee in the event of a transfer of the goods or interest therein by the Customer with all ELITE, ALL AMERICAN, CNC REPOS supplied product notices, warnings, instructions, recommendations and similar materials. The Customer agrees to implement and enforce the safety provisions of these materials.

8. LAWS, CODES, REGULATIONS
Compliance with local, state or federal laws, codes, or regulations relating to user safety, training, product installation, servicing, use and maintenance is the sole responsibility of the Customer, and ELITE, ALL AMERICAN, CNC REPOS does not undertake or assume Customer’s responsibility or obligations for the safety of Customer’s workplace or employees imposed on Customer by code regulation, or judicial decision and it is understood that ELITE, ALL AMERICAN, CNC REPOS make no warranty or representations with respect thereto.

9. CUSTOMER’S DEFAULT; TERMINATIONS
(a) Customer shall be liable to ELITE, ALL AMERICAN, CNC REPOS for all damages or losses, including loss of reasonable profits, and for costs and expenses, including attorney’s fees, sustained by ELITE, ALL AMERICAN, CNC REPOS and arising from Customer’s default under or breach of, any of the terms and conditions of this Contract. In the event of any such default or breach, ELITE, ALL AMERICAN, CNC REPOS may, without any obligation or liability to Customer terminate this Contract forthwith by written notice to Customer and such action by ELITE, ALL AMERICAN, CNC REPOS shall not be deemed to waive any right or remedy with respect to such default or breach.
(b) The institution of any proceedings by or against Customer, voluntarily or involuntarily, under bankruptcy or insolvency laws or for the appointment of a receiver or trustee or assignee for the benefit of creditors shall be deemed an event of default under this contract.

10. ARBITRATION
Any controversy or claim arising out of or relating to this contract, or the breach thereof shall be settled by arbitration in accordance with the provisions of the California Arbitration Act, Sections 1280 et. Seq. of the California Code of Civil Procedure. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. Arbitration shall take place and the award shall be deemed to be made in Anaheim, California.

11. SEVERABILITY
Should any provisions of this contract be determined by a court of competent jurisdiction to be invalid, such shall in no way effect the validity or enforceability of any other provision.

12. APPLICABLE LAW
The law of the State of California shall govern this contract, and ELITE, ALL AMERICAN, CNC REPOS shall have all rights and remedies afford by the law of the State of California, including the Uniform Commercial Code as in effect on the date of this contract.